Filed by Chemical Financial Corporation

Commission File Number: 000-08185

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lake Michigan Financial Corporation

Chemical Financial Corporation to Partner With Lake Michigan Financial Corporation

•	Enhances preeminent Michigan-based retail banking franchise with addition of leading, entrepreneurial, relationship-oriented commercial bank
•	Adds approximately $1.2 billion in assets, $1.0 billion in deposits, and $0.9 billion in loans
•	Augments Michigan’s largest branch network outside of the Detroit MSA with additional locations in high-growth MSAs
•	Results in estimated 10% EPS accretion in first full year

MIDLAND, Mich. and HOLLAND, Mich., January 6, 2015---The boards of directors of Chemical Financial Corporation (Nasdaq: CHFC), the holding company for Chemical Bank, and Lake Michigan Financial Corporation, the holding company for The Bank of Holland and The Bank of Northern Michigan, today announced the execution of a definitive agreement for Chemical Financial Corporation ("Chemical") to partner with Lake Michigan Financial Corporation ("Lake Michigan Financial") in a cash and common stock merger transaction valued at approximately $184.1 million.

Chemical anticipates the transaction, with cost savings fully phased in, to be accretive to earnings per share of approximately 10 percent in the first full year (excluding acquisition-related and integration costs associated with the transaction). Chemical expects net cost savings to reach an annual run rate of approximately $11 million and to be fully achieved within six months of closing. Pre-tax acquisition-related and integration costs associated with the transaction are expected to total approximately $15 million.

"We have long admired Rich Lievense, Garth Deur and the talented Lake Michigan Financial team and are excited that they will be part of the Chemical family going forward. These are consummate professionals -- relationship bankers whose values, high performance track record and community orientation mirror those of Chemical. In addition to a strong cultural fit, the partnership will add scale, entrepreneurial talent and important, in-market competitive advantages to facilitate Chemical’s continued growth. This is a terrific transaction for all stakeholders involved," said David B. Ramaker, Chairman, Chief Executive Officer and President of Chemical Financial Corporation

"Strategically, this partnership will significantly increase our presence in some of Michigan’s most attractive economic and demographic regions, including Grand Rapids, Holland, Traverse City and Petoskey. In addition, Lake Michigan Financial’s complementary commercial banking and specialty business lines will enhance the value proposition for customers of both organizations. Lake Michigan Financial is among the best commercial and industrial loan originators in Michigan, with strong, long-term relationships with business owners and high net worth clients throughout western Michigan and northwest Michigan, which we believe will help drive meaningful organic growth in the future. This partnership clearly reinforces Chemical’s position as the community bank for Michigan," added Ramaker.

"We are truly pleased with the opportunity to join the Chemical family. This partnership pairs two like-minded companies that have consistent core community banking philosophies and cultures," said Garth Deur, President and CEO, Lake Michigan Financial Corporation. "Chemical’s proven strategy of customer-driven community banking, as well as its leadership role in Michigan banking, made it an attractive partner. Moreover, this partnership offers our communities, customers, employees and shareholders the long-term benefits that being part of a well-managed, successful, growing institution brings. We thank our employees for helping our company to achieve this level of success and we look forward to the next chapter of our history as an integral part of the Chemical team," noted Deur.

Lake Michigan Financial has five branches across four counties in western and northwestern Michigan. Two metropolitan statistical areas ("MSAs") where Lake Michigan Financial has branch locations, Grand Rapids and Traverse City, are projected to be the state's number one and number three fastest growing MSA populations, respectively, based on data per SNL Financial. Post-closing, on a pro forma basis, Chemical will increase its deposit market share in the Grand Rapids MSA to 9.6 percent from 6.0 percent and increase its deposit market share in the Traverse City MSA to 19.7 percent from 16.0 percent. More specifically in the City of Holland, which is included in the Grand Rapids MSA, Chemical will increase its deposit market share to 28.4 percent from 3.0 percent. Chemical will strengthen its position as Michigan’s largest retail branch delivery system outside of the Detroit MSA (ranked by number of branch locations). On a pro forma basis, Chemical Bank will become the seventh largest institution in Michigan overall (ranked by deposit market share at June 30, 2014); the largest Michigan-headquartered financial institution based on total deposits; and the second largest institution in the Traverse City MSA. On a pro forma basis, as of September 30, 2014, the combined organization, including Northwestern Bancorp, Inc., Monarch Community Bancorp, Inc. (transaction announced November 3, 2014) and Lake Michigan Financial, had approximately $8.9 billion in assets, $6.6 billion in loans and $7 billion in deposits; and on a pro forma basis currently operates 188 branches across 47 counties in southwestern, central and northern Michigan.

Under the terms of the definitive agreement, Chemical will acquire all of the outstanding shares of Lake Michigan Financial's common stock for cash and common stock in a transaction currently valued at approximately $184.1 million, or $55.72 per share, based on the 30-day volume weighted price of Chemical of $29.47 per share as of January 2, 2015. Lake Michigan Financial shareholders will receive 1.326 shares of Chemical common stock and $16.64 per share in cash for each share of Lake Michigan Financial common stock owned (subject to adjustment in certain limited circumstances). Subject to receipt of regulatory approval and satisfaction of other customary closing conditions, including approval of Lake Michigan

Financial shareholders, the transaction is anticipated to close in the second half of 2015. After the closing, Chemical intends to consolidate The Bank of Holland and The Bank of Northern Michigan with and into Chemical Bank, and operate under the Chemical Bank name. One member of the Lake Michigan Financial board of directors will join Chemical's board upon completion of the transaction.

Chemical was advised by the investment banking firm of Keefe, Bruyette & Woods and the law firm of Warner Norcross & Judd LLP. Lake Michigan Financial was advised by the investment banking firm of Sandler O'Neill & Partners, L.P. and the law firm of Varnum LLP.

Chemical Financial Corporation will host a conference call to discuss this merger on Tuesday, January 6, 2015 at 11:00 a.m. EDT. Anyone interested may access the conference call on a live basis by dialing toll-free at 1-800-967-7187 and entering 1181625 for the conference ID. The call will also be broadcast live over the Internet hosted at Chemical Financial Corporation's website at www.chemicalbankmi.com under the "Investor Info" section. A copy of the slide-show presentation and an audio replay of the call will remain available on Chemical Financial Corporation's website for at least 14 days.

About Chemical Financial Corporation

Chemical Financial Corporation is the second largest banking company headquartered and operating branch offices in Michigan. Chemical currently operates through a single subsidiary bank, Chemical Bank, with 178 offices spread over 46 counties in southwestern, central and northern Michigan. Chemical had, on a pro forma basis as of September 30, 2014, including Northwestern Bancorp, Inc., Monarch Community Bancorp Inc., and Lake Michigan Financial Corporation, $8.9 billion in assets. Chemical Financial Corporation's common stock trades on the NASDAQ Stock Market under the symbol CHFC and is one of the issues comprising The NASDAQ Global Select Market. More information about Chemical is available by visiting the investor relations section of its website at www.chemicalbankmi.com.

About Lake Michigan Financial Corporation

Lake Michigan Financial Corporation is the parent company for The Bank of Holland, located in Holland, Grand Haven and Grand Rapids, Michigan, and The Bank of Northern Michigan, located in Petoskey and Traverse City, Michigan.   Lake Michigan Financial's banks provide high quality, personalized community banking services.   As of September 30, 2014, Lake Michigan Financial had total assets of $1.2 billion.   Lake Michigan Financial Corporation's stock is privately held.  More information about Lake Michigan Financial and its banks is available by visiting its website at www.lmfc.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding Chemical’s outlook or expectations with respect to the planned strategic partnership with Lake Michigan Financial, including the expected costs to be incurred and cost savings to be realized in connection with the transaction, the expected impact of the transaction on Chemical's future financial performance (including anticipated accretion to earnings per share), the assumed purchase accounting adjustments and intangibles and other key transaction assumptions, and consequences of Lake Michigan Financial’s integration into Chemical. Words such as "anticipated," "estimated," "expected," "projected," "assumed," "approximately," "continued," "should," "will" and variations of such words and similar expressions are intended to identify such forward-looking statements. Pro forma financial information is not a projection or prediction of future results and is presented for informational purposes only.

Forward-looking statements are not guarantees of future financial performance and are subject to risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Chemical undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Risk factors relating both to the transaction and the integration of Lake Michigan Financial into Chemical after closing include, without limitation:

  Completion of the transaction is dependent on, among other things, receipt of regulatory and Lake Michigan Financial shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.
  The impact of the completion of the transaction on Chemical's financial statements will be affected by the timing of the transaction.
  The transaction may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.
  The integration of Lake Michigan Financial's business and operations into Chemical, which will include conversion of Lake Michigan Financial's operating systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Lake Michigan Financial's or Chemical's existing businesses.
  Chemical’s ability to achieve anticipated results from the transaction is dependent on the state of the economic and financial markets going forward. Specifically, Chemical may incur more credit losses from Lake Michigan Financial's loan portfolio than expected and deposit attrition may be greater than expected.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A of Chemical's Annual Report on Form 10-K for the year ended December 31, 2013. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

Non-GAAP Financial Measures

This press release may contain certain non-GAAP financial disclosures that are not in accordance with U.S. generally accepted accounting principles (GAAP). Chemical uses certain non-GAAP financial measures to provide meaningful, supplemental information regarding its operational results and to enhance investors’ overall understanding of Chemical’s financial performance. The limitations associated with non-GAAP financial measures include the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to Chemical’s GAAP results.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger agreement or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction

Chemical will file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Lake Michigan Financial shareholders will receive if the transaction is consummated. The registration statement will contain a prospectus, a proxy statement for the meeting at which the Lake Michigan Financial shareholders will consider approval of the transaction and other relevant documents concerning the transaction. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents when they become available because they will contain important information about Chemical, Lake Michigan Financial, and the transaction. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757 or by contacting Lake Michigan Financial Corporation, 150 Central Avenue, Holland, Michigan 49423, Attention: Mr. James Luyk, Investor Relations, telephone 616-546-4078. INVESTORS SHOULD READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Lake Michigan Financial and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Lake Michigan Financial shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Lake Michigan Financial shareholders in connection with the proposed transaction will be set forth in the prospectus and proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above.